UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PASW, Inc

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

693153

(CUSIP Number)

Glenn P. Russell

811B Camarillo Springs Road

Camarillo, CA 93012

 (805) 384-6974

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 1999

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

CUSIP No. 693153
1.	Names of Reporting Persons. Glenn P. Russell
2.	Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,900,000 (1)
	8.	Shared Voting Power 100,000 (2)
	9.	Sole Dispositive Power 2,900,000 (1)
	10.	Shared Dispositive Power 100,000 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares □
13.	Percent of Class Represented by Amount in Row (11) 60% based upon total number of shares reported to be outstanding.
14.	Type of Reporting Person IN
(1) Glenn P. Russell as Trustee for the Russell Trust UA Dated 06/23/1997. (2) Laura J. Russell and Glenn P. Russell as Trustees for the Russell Trust UA Dated 6/23/1999

CUSIP No. 693153
1.	Names of Reporting Persons. Russell Trust UA Dated 06/23/1997
2.	Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,900,000 (1)
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 2,900,000 (1)
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,900,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares □
13.	Percent of Class Represented by Amount in Row (11) 58% based upon total number of shares reported to be outstanding.
14.	Type of Reporting Person OO
(1) Glenn P. Russell is the sole Trustee and has sole voting and dispositive power over the shares in this trust.

CUSIP No. 693153
1.	Names of Reporting Persons. Russell Trust UA Dated 6/23/1999
2.	Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 100,000 (1)
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 100,000 (1)
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares □
13.	Percent of Class Represented by Amount in Row (11) 2% based upon total number of shares reported to be outstanding.
14.	Type of Reporting Person IN
(1) Laura J. Russell and Glenn P. Russell are the sole Trustees and jointly share voting and dispositive power over the shares in this trust.

Item 1. Name of Issuer.

This Schedule 13DA relates to the common stock, no par value (the “Common Stock”) of PASW,  Inc., a California corporation (the “Company”). The Company’s principal executive offices are located at 9453 Alcosta Boulevard, San Ramon, California 94583-3929.

Item 2. Identity and Background.

This Statement is filed on behalf of Glenn P. Russell, the Russell Trust UA Dated 06/23/1997, and the Russell Trust UA Dated 6/23/1999 (the “Reporting Persons”).

(a)

  Glenn P. Russell

(b)

  The address for Glenn P. Russell, the Russell Trust UA Dated 06/23/1997, and the Russell Trust UA Dated 6/23/1999 is 9453 Alcosta Boulevard, San Ramon, California 94583-3929

(c)

  Glenn P. Russell is the President, Chief Executive Officer and Chairman of Upsellit.com, 811B Camarillo Springs Road, Camarillo, CA 93012.

(d)

  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)

  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

  United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons purchased the Common Stock in conjunction with the incorporation of the Company utilizing personal funds.

Item 4. Purpose of Transaction.

Personal investment

Item 5. Interest in Securities of the Issuer.

(a)

Aggregate number of shares beneficially owned by Glenn P. Russell: 3,000,000 (60%), of which 2,900,000 (58%) of such shares are beneficially owned by the Russell Trust UA Dated 06/23/1997, and 100,000 (2%) of such shares are beneficially owned by the Russell Trust UA Dated 6/23/1999.

(b)

Mr. Russell has sole voting and dispositive power over 2,900,000 shares and shared voting and dispositive power over 100,000 shares. The Russell Trust UA Dated 06/23/1997 has sole voting and dispositive power over 2,900,000 shares and the Russell Trust UA Dated 6/23/1999 has sole voting and dispositive power over 100,000 shares.

(c)

Transactions effected during the past sixty days: None

Item 6. Contracts, Arrangements, Understandings or Relationships

None.

Item 7. Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2007

/s/Glenn P. Russel

~~___________________~~

Glenn P. Russell

/s/Glenn P. Russel

~~___________________~~

Glenn P. Russell as Trustee for the Russell Trust UA Dated 06/23/1997

/s/Glenn P. Russel

~~___________________~~

Glenn P. Russell as Trustee for the Russell Trust UA Dated 6/23/1999